THE ROXBURY FUNDS

Amended and Restated Multiple Class Plan Pursuant to Rule 18f-3

This Multiple Class Plan (the "Plan") has been adopted pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act") by a majority of the Board of Trustees of The Roxbury Funds (the "Fund"), including a majority of those Trustees who are not interested persons of the Fund as defined in the 1940 Act (the "Independent Trustees"), with respect to each series of the Fund listed in Appendix A attached hereto (each a "Portfolio" and, collectively, the "Portfolios").

The Plan, in accordance with Rule 18f-3 under the 1940 Act, (i) designates classes of shares of each Portfolio and (ii) sets forth the differences between the classes with respect to shareholder services, distribution arrangements, expense allocations and any related conversion features or exchange privileges.  Appendix A, as it may be amended from time to time, lists the Portfolios that operate under the Plan, and the classes of each such Portfolio.  Appendix A also sets forth the actual sales charges, Rule 12b-1 distribution fees and shareholder service fees of each class of shares of each Portfolio.  Additional details and restrictions regarding such fees and services are provided in each Portfolio's prospectus and statement of additional information.

The Fund's Board of Trustees, including a majority of the Independent Trustees, has determined that the Plan, including the allocation of expenses, is in the best interests of the Fund, each Portfolio and each class of shares offered by a Portfolio.

I.	Classes Offered. Each Portfolio's shares may be divided into Institutional and/or Investor Shares. Both classes of shares are available to investors who meet the applicable investment minimums and any other eligibility criteria set forth in the Portfolio's prospectus and may be sold by the Fund's principal underwriter for the Portfolios (the "Distributor") and by banks, securities brokers or dealers and other financial institutions that have entered into a selling agreement with the Distributor.

A.	Institutional Shares. Institutional Shares shall be offered at the net asset value per share and at a higher minimum initial investment than Investor Shares as set forth in the prospectus. Institutional Shares are not subject to Rule 12b-1 distribution fees or shareholder service fees. Institutional Shares may be subject to a 1.00% or 0.75% redemption fee for the Hood River Small-Cap Growth Fund and Mar Vista Strategic Growth, respectively, if redeemed or exchanged within the first sixty days after purchase.

B.	Investor Shares. Investor Shares shall be (i) offered at the net asset value per share, and (ii) subject to a distribution plan (the "Distribution Plan") adopted pursuant to Rule 12b-1 under the 1940 Act, which provides for an annual distribution fee of up to 0.25% of the average daily net assets of a Portfolio attributable to Investor Shares, computed on an annual basis. Investor Shares shall be offered at a lower minimum investment than Institutional Shares, as set forth in the prospectus. The Distribution Plan for Investor Shares allows a Portfolio to spend annually a percentage of its average daily net assets attributable to its Investor Shares to pay the Distributor for distribution activities and expenses primarily intended to result in the sale of Investor Shares. Investor Shares may be subject to a 1.00% redemption fee for the Hood River Small-Cap Growth Fund if redeemed or exchanged within the first sixty days after purchase.

II.	Expense Allocation. All expenses of each Portfolio shall be allocated among each of the Classes in accordance with Rule 18f-3 under the 1940 Act, except that the fees and expenses incurred by a Portfolio under the Distribution Plan or a shareholder service plan for any class of shares shall be allocated to the class of shares subject to such plan and the following types of expenses specific to each class shall be allocated to such class:

A.	transfer agency and other record keeping costs;

B.	Securities and Exchange Commission and blue sky registration or qualification fees;

C.	printing and postage expenses related to printing, preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders of a particular class or to regulatory authorities with respect to such class;

D.	audit or accounting fees or expenses relating solely to such class;

E.	the expenses of administrative personnel and services as required to support the shareholders of such class;

F.	litigation or other legal expenses relating solely to such class;

F.	Trustees fees and expenses incurred as a result of issues relating solely to such class; and

G.	other expenses subsequently identified and determined to be properly allocated to such class.

III.	Shareholder Services. Other than any shareholder services that may be provided under a shareholder service plan for the Portfolios, the services offered to shareholders of each class of shares shall be the same.

IV.	Exchange Privileges. Shareholders of a Class may exchange their shares of the same Class of any other Portfolio at their relative net asset values as set forth in the prospectus of a Portfolio. Investor Share shareholders may exchange all or a portion of their Investor Shares in a Portfolio for Institutional Shares of any other Portfolio if they meet the minimum investment required for Institutional Shares and any other criteria set forth in the prospectus of a Portfolio.

V.	Voting and Other Rights. Each Class of shares shall have (a) exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangements; (b) separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of the other class; and (c) in all other respects, the same rights and obligation as the other classes.

VI.	Amendments to the Plan. The Plan may not be materially amended to change its provisions unless a majority of the Trustees of the Fund, including a majority of the Trustees who are not interested persons of the Fund within the meaning of the 1940 Act, shall find that the Plan, as proposed and including the expense allocations, is in the best interest of each Class individually and the Fund as a whole.

THE ROXBURY FUNDS

Appendix A

To the Amended and Restated Multiple Class Plan Pursuant to Rule 18f-3

Effective June 29, 2015

ROXBURY FUNDS
Portfolio/Fund Share Class	Maximum Initial Sales Charge	Maximum CDSC	Maximum Rule 12b-1 Fees	Maximum Shareholder Service Fees	Redemption Fees
1. Mar Vista Strategic Growth Fund
Institutional	None	None	None	None	0.75%

2. Hood River Small-Cap Growth Fund
Institutional	None	None	None	None	1.00%
Investor	None	None	0.25%	None	1.00%

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